TWO ROADS SHARED TRUST

17605 Wright Street, Suite 2

Omaha, NE  68130

July 28, 2016

VIA EDGAR TRANSMISSION

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Two Roads Shared Trust (the “Trust”) Request for Withdrawal of Amendment to Registration Statement on Form N-1A (1933 Act Registration No. 333-182417) (1940 Act Registration No. 811-22718)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust submits to the U.S. Securities and Exchange Commission this application for withdrawal of post-effective amendment no. 96 (the “Amendment”) to the Trust’s registration statement on Form N-1A filed pursuant to Rule 485(a) on June 1, 2016 (Accession No. 0001580642-16-009132).

The Amendment was filed under Rule 485(a) for the purpose of reflecting revisions to the prospectus and statement of additional information for an existing series of the Trust, the LJM Income Plus Fund (the “Fund”), which has not commenced operations. However, the Trust has determined not to pursue offering the Fund. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

The Trust therefore respectfully submits this application for withdrawal of the Amendment (Accession No. 0001580642-16-009132) filed pursuant to Rule 485(a) on June 1, 2016 (Accession No. 0001580642-16-009132).

Questions and comments concerning this application may be directed to the undersigned at (631) 470-26007.

Sincerely,

/s/ Richard A. Malinowski

Richard A. Malinowski

Secretary of the Trust